Press release
For immediate release
March 24 2006

VIRGINIA SHAREHOLDERS APPROVE PLAN OF ARRANGEMENT WITH GOLDCORP

Virginia Gold Mines Inc. ("Virginia") (TSX:VIA) is pleased to announce that Virginia shareholders have overwhelmingly voted in favour of the proposed Arrangement involving Goldcorp Inc. ("Goldcorp") (TSX:G)(NYSE:GG), Virginia and Virginia Mines Inc. (“New Virginia”), a wholly-owned subsidiary of Virginia. Following the unanimous recommendation by the Virginia Board of Directors, the transaction was approved by over 95.6% of the votes cast at the special shareholders meeting held today in Montreal. The Final Court Order approving the Arrangement will be sought on March 28th, 2006. The effective date of the Arrangement is expected to be March 31st, 2006.

“We are excited that the shareholders of Virginia have approved the transaction with Goldcorp” said André Gaumond, President of Virginia “The transaction will allow Virginia’s team to pursue its work on unexplored territories in the James Bay region with New Virginia”. “New Virginia, will utilize the same exploration strategy that led to the discovery of the Éléonore property, which is considered to be the best gold discovery in the Canadian Shield in recent years”.

In connection with the Arrangement, each outstanding common share of Virginia will be exchanged for 0.4 of a common share of Goldcorp and 0.5 of a common share of New Virginia. In addition, Virginia will transfer to New Virginia all of its assets not related to the Éléonore property, including all of its liquid assets, short-term and long-term investments, including all cash arising from stock options and purchase warrants exercised prior to the closing of the Arrangement as well as a sliding-scale 2% royalty on Éléonore deposit.

The TSX has conditionally approved the Arrangement, including the listing of the New Virginia Shares issuable under the Arrangement, subject to the satisfaction of all of the requirements of the TSX. It is expected that trading on the shares of Virginia Mines Inc. (VGQ) will commence on April 5, 2006.

About Virginia
Virginia is among the most active mining exploration companies in Quebec. Its contemplated that New Virginia’s shares will shortly trade on the Toronto Stock Exchange (TSX) under the symbol VGQ. New Virginia will concentrate its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

About Goldcorp
Goldcorp is the world’s lowest cost and fastest growing multimillion ounce gold producer. Annualized gold production in 2006 is expected to be approximately 2 million ounces at a cash cost of less than $150 per ounce, and Goldcorp remains unhedged. 2007 gold production is forecast to reach almost 2.4 million ounces at a cash cost of less than $175 per ounce.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events